UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: October 22, 2026

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

M Fund, Inc.

3.	Securities and Exchange Commission File No.:

811-09082

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State Zip Code):

M Financial Plaza

1125 NW Couch Street, Suite 900

Portland, OR 97209

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Cynthia Beyea, Esq.
Dechert LLP
1900 K Street NW

Washington, DC 20006
(202) 261-3447

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

M Financial Investment Advisers, Inc. (“MFIA”)

1125 NW Couch St.

Suite 900

Portland, OR 97209

(888) 736-2878

As the Registrant’s investment adviser, MFIA is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, include those records required to be maintained under the Investment Advisers Act of 1940 and the Investment Company Act of 1940.

State Street Bank and Trust Company (“State Street”)

1 Congress St

Boston, MA 02114

(617) 786-3000

As the Registrant’s custodian, State Street is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

NOTE:    Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Investment Adviser

M Financial Investment Advisers, Inc.

1125 NW Couch St.

Suite 900

Portland, OR 97209

Sub-Adviser to M International Equity Fund

Dimensional Fund Advisers, LP

6300 Bee Cave Road

Building One

Austin, TX 78746

Sub-Advisers to M Large Cap Growth Fund

Federated MDTA LLC (since May 1, 2025)

125 High Street

Oliver Tower, 21st Floor

Boston, MA 02110

DSM Capital Partners LLC (from October 12, 2009 – April 30, 2025)

7111 Fairway Drive

Suite 350

Palm Beach Gardens, FL 33418

Sub-Adviser to M Capital Appreciation Fund

Frontier Capital Management Company, LLC

99 Summer Street

Boston, MA 02110

Sub-Adviser to M Large Cap Value Fund

Brandywine Global Investment Management, LLC

1735 Market Street

Suite 1800

Philadelphia, PA 19103

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

M Holdings Securities, Inc.

1125 NW Couch Street

Suite 900

Portland, OR 97209

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositors’ name(s) and address(es):

Not applicable

(b)	Directors’ name(s) and address(es):

Not applicable

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒	Yes	☐	No

If Yes, for each UIT state (name, file no. and business address):

Delaware Life NY Variable Account A

811-04184

One American Row

Hartford, CT 06102

Delaware Life NY Variable Account D

811-04633

One American Row

Hartford, CT 06102

John Hancock Life Insurance Company (U.S.A.) Separate Account A

811-4834

200 Berkeley St.

Boston, MA 02116

John Hancock Life Insurance Company (U.S.A.) Separate Account H

811-07711

200 Berkeley St.

Boston, MA 02116

John Hancock Life Insurance Company (U.S.A.) Separate Account N

811-5130

200 Berkeley St.

Boston, MA 02116

John Hancock Life Insurance Company of New York Separate Account B

811-8329

100 Summit Lake Drive

Valhalla, NY 10595

John Hancock Variable Life Account S

811-07782

200 Berkeley St.

Boston, MA 02116

John Hancock Variable Life Account U

811-3068

200 Berkeley St.

Boston, MA 02116

John Hancock Variable Life Account UV

811-07766

200 Berkeley St.

Boston, MA 02116

John Hancock Variable Account Life V

811-5290

200 Berkeley St.

Boston, MA 02116

Lincoln New York Account N for Variable Annuities

811-09763

120 Madison Street, Suite 1310

Syracuse, NY 13202

Lincoln Life Variable Annuity Account N

811-05817

1301 South Harrison Street

Fort Wayne, IN 46802

Nationwide VL Separate Account-G

811-21697

One Nationwide Plaza

Columbus, OH 43215

NYLIAC Variable Annuity Separate Account-I

811-07280

51 Madison Avenue

New York, NY 10010

Pacific Select Exec Separate Account of Pacific Life & Annuity Company

811-09839

700 Newport Center Drive

Newport Beach, CA 92660

Pacific Select Exec Separate Account of Pacific Life Insurance Company

811-05563

700 Newport Center Drive

Newport Beach, CA 92660

PRUCO Life Flexible Premium Variable Annuity Account

811-07325

213 Washington Street

Newark, NJ 07102

Pruco Life of New Jersey Variable Appreciable Account

811-03974

213 Washington Street

Newark, NJ 07102

TIAA Separate Account VLI-2

811-22659

P.O. Box 724508

Atlanta, GA 31139

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the board vote took place:

December 16, 2025.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒	Yes	☐	No

If Yes, state the date on which the shareholder vote took place:

April 22, 2026

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒	Yes	☐	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

Following shareholder approval of an Agreement and Plan of Reorganization between each Fund and its corresponding acquiring fund, all assets and shareholders were transferred from each Fund to its corresponding acquiring fund on April 24, 2026. Each shareholder received the number of shares of the corresponding acquiring fund having an aggregate net asset value equal to the value of the shares of the Fund held by the shareholder, such that the value of the shareholder’s account with the acquiring fund immediately after the merger was the same as the value of the shareholder’s account with the Fund immediately prior to the merger.

(b)	Were the distributions made on the basis of net assets?

☒	Yes	☐	No

(c)	Were the distributions made pro rata based on share ownership?

☒	Yes	☐	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐	Yes	☐	No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐	Yes	☐	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒	Yes	☐	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐	Yes	☒	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐	Yes	☒	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐	Yes	☒	No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $250,000

(ii)	Accounting expenses: $0

(iii)	Other expenses (list and identify separately): $25,000

(iv)	Total expenses (sum of lines (i) - (iii) above): $275,000

(b)	How were those expenses allocated?

All expenses incurred in connection with the merger were allocated to the Funds’ investment adviser.

(c)	Who paid those expenses?

The Funds’ investment adviser paid all expenses incurred in connection with the merger.

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐	Yes	☒	No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Northern Lights Fund Trust II

Acquired Fund	Surviving Fund
M International Equity Fund	M International Equity Fund
M Large Cap Growth Fund	M Large Cap Growth Fund
M Capital Appreciation Fund	M Capital Appreciation Fund
M Large Cap Value Fund	M Large Cap Value Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger:

811-22549

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Number: 333-294121

Form: N-14

Date Filed: March 6, 2026

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of M Fund, Inc., (ii) he is the President of M Fund, Inc. and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Greg Webster
Name:	Greg Webster
Title:	President M Fund, Inc.